

09057615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clark Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2100 Ross Avenue, Suite 2200
(No. and Street)

Dallas, TX 75201-7906
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carlos Huerta   (214) 661-3520
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
     X Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

FEB 26 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

0810-0993227

Oath or Affirmation

I, Carlos Huerta, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Clark Securities, Inc., as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.


Carlos Huerta
Vice President & CFO




Notary Public

This report contains:

- (X) (a) Facing page
- (X) (b) Statements of Financial Condition
- (X) (c) Statements of Operations
- (X) (d) Statements of Cash Flows
- (X) (e) Statements of Changes in Stockholder's Equity
- ( ) (f) Statements of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- (X) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Clark Securities, Inc.

Financial Statements and Supplemental Schedules

Years Ended December 31, 2008 and 2007

Contents

0810-0993227



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Tel: +1 515 243 2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Clark Securities, Inc.

We have audited the accompanying statements of financial condition of Clark Securities, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Securities, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Des Moines, Iowa
February 14, 2009

Clark Securities, Inc.

Statements of Financial Condition

	December 31	
	2008	**2007**
Assets		
Cash and cash equivalents	**$ 19,318,534**	$ 23,910,239
Commissions receivable, net of allowance (2008 – $99,378; 2007– $98,087)	**1,398,669**	4,108,304
Deferred tax asset, net	**–**	16,451
Recoverable under tax allocation agreement	**2,050,272**	–
Prepaid expenses and other assets	**175,728**	137,235
Total assets	**$ 22,943,203**	$ 28,172,229
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 339,938**	$ 262,832
Due to affiliates	**4,680,356**	467,892
Bonuses payable	**189,590**	201,627
Accounts payable and accrued liabilities	**76,517**	199,337
Deferred tax liability, net	**267,725**	–
Total liabilities	**5,554,126**	1,131,688
Stockholder's equity:		
Common stock, no par value:		
Authorized 1,000 shares;		
issued 1,000 shares	**15,000**	15,000
Paid-in capital	**2,392,576**	1,235,000
Retained earnings	**14,981,501**	25,790,541
Total stockholder's equity	**17,389,077**	27,040,541
Total liabilities and stockholder's equity	**$ 22,943,203**	$ 28,172,229

See accompanying notes.

Clark Securities, Inc.

Statements of Operations

	Year Ended December 31	
	2008	**2007**
Revenues		
Commission and fee income	**$ 33,476,668**	$ 54,436,199
Interest income	**382,675**	559,600
Total revenues	**33,859,343**	54,995,799
Expenses		
Commissions	**6,897,230**	5,767,285
Operating expenses	**20,123,079**	29,241,046
Total expenses	**27,020,309**	35,008,331
Income before income taxes	**6,839,034**	19,987,468
Income taxes	**1,706,235**	8,329,447
Net income	**$ 5,132,799**	$ 11,658,021

See accompanying notes.

Clark Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2007	$ 15,000	$ 1,235,000	$ 11,508,045	$ 12,758,045
Distributions from Clark Consulting	–	–	2,624,475	2,624,475
Net income	–	–	11,658,021	11,658,021
Balance at December 31, 2007	15,000	1,235,000	25,790,541	27,040,541
Capital contribution from Clark Consulting	–	1,157,576	–	1,157,576
Distributions to Clark Consulting	–	–	(15,941,839)	(15,941,839)
Net income	–	–	5,132,799	5,132,799
Balance at December 31, 2008	$ 15,000	$ 2,392,576	$ 14,981,501	$ 17,389,077

See accompanying notes.

Clark Securities, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2008	2007
Operating activities		
Net income	$ 5,132,799	$ 11,658,021
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	2,709,635	(859,794)
Recoverable under tax allocation agreement	(2,050,272)	–
Prepaid expenses and other assets	(38,493)	92,960
Commissions payable	77,106	240,197
Due to affiliates	4,212,464	322,019
Bonuses payable	(12,037)	(83,356)
Accounts payable and accrued liabilities	(122,820)	50,878
Deferred tax liability, net	284,176	27,151
Net cash provided by operating activities	10,192,558	11,448,076
Financing activities		
Distributions (to) from Clark Consulting	(15,941,839)	2,624,475
Capital contribution from Clark Consulting	1,157,576	–
Net cash (used in) provided by financing activities	(14,784,263)	2,624,475
Net (decrease) increase in cash and cash equivalents	(4,591,705)	14,072,551
Cash and cash equivalents at beginning of year	23,910,239	9,837,688
Cash and cash equivalents at end of year	$ 19,318,534	$ 23,910,239
Supplemental cash flow information		
Cash paid to Clark Consulting for income taxes	$ 3,472,331	$ 8,277,278

See accompanying notes.

Clark Securities, Inc.

Notes to Financial Statements

December 31, 2008

1. Organization

Prior to March 9, 2007, Clark Securities, Inc. (CSI or the Company) was a wholly owned subsidiary of Clark Consulting, Inc. (Clark), which, in turn, was a wholly owned subsidiary of Clark, Inc. As of March 9, 2007, AUSA Holding Company, a wholly owned subsidiary of AEGON N.V., purchased Clark, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer for the sale of variable life insurance, mutual funds, and variable annuity contracts primarily to large U.S. corporations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Highly liquid investments purchased with a maturity of three months or less are considered cash equivalents, including short-term reverse repurchase agreements. Cash equivalents are stated at amounts that approximate fair value.

Commission Income

Commission income is accrued at the time a contract or policy application is completed, the premium is paid (if applicable), and the party is contractually committed to purchase the contract or policy. In addition, commission income from contract or policy renewals is recognized on the date that the renewal premium is due or paid by the client to the insurance company, depending on the type of policy.

Clark Securities, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience.

Commissions Payable

The Company accrues commission expense and the related commission payable at the time the commission income is recorded.

Income Taxes

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized.

Financial Instruments

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value.

Effective January 1, 2008, the Company adopted statement of financial accounting standards (SFAS) No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The adoption did not have a material impact on the Company's financial statements. See Note 3 to the financial statements for additional disclosure.

3. Fair Value Measurements and Fair Value Hierarchy

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

The Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in non-active markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Clark Securities, Inc.

Notes to Financial Statements (continued)

3. Fair Value Measurements and Fair Value Hierarchy (continued)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

| | December 31, 2008 | | | |
| | Assets Measured at Fair Value | Fair Value Hierarchy Level | | |
		Level 1	Level 2	Level 3
Assets				
Cash equivalents	$19,218,000	$ –	$19,218,000	$ –
Total assets	$19,218,000	$ –	$19,218,000	$ –

4. Related-Party Transactions

Clark provides services and pays certain expenses on behalf of the Company under the terms of an expense allocation arrangement. During the years ended December 31, 2008 and 2007, $16,464,514 and $29,085,562 was allocated for these services and expenses, which are included in operating expenses in the statements of operations. These services included, but were not limited to, contract labor, employee recruitment and training, IT support, meetings and seminars, payroll service, and records management.

The Company receives commission revenue from AEGON N.V. subsidiaries under the terms of representative agreements. During the years ended December 31, 2008 and 2007, $6,601,192 and $15,754,769 of commission revenue from AEGON N.V. subsidiaries were included in commission and fee income in the statements of operations.

The Company records distributions to/from Clark based on commission income less general and administrative expense and income tax allocations from Clark. Timing and accruals can cause the distribution to Clark to fluctuate. Distributions (to) from Clark during the years ended December 31, 2008 and 2007, were ($15,941,839) and $2,624,475.

During 2008, Clark contributed capital of $1,157,576 to the Company.

5. Commitments

The Company intends to continue to make periodic distributions to Clark while maintaining net capital in excess of its required amount.

From time to time, the Company is involved in various claims and lawsuits incidental to its business. The Company is not aware of any legal proceedings that are believed to have a material effect on the Company's financial position.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2008, the Company had net capital, as defined under the Rule, $14,646,567, which was $14,294,141 in excess of its required net capital of $352,426. At December 31, 2008, the Company's aggregate indebtedness to net capital ratio was 0.36 to 1.00.

7. Income Taxes

Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis. The Company files consolidated federal and state income tax returns with certain affiliates.

7. Income Taxes (continued)

The provision for income taxes for the years ended December 31, 2008 and 2007, includes the following components:

	2008	2007
Current:		
Federal	$ 814,257	$ 6,308,344
State	607,802	1,993,952
Total current	1,422,059	8,302,296
Deferred	284,176	27,151
Total income taxes	$ 1,706,235	$ 8,329,447

Deferred income taxes arise primarily from differing methods used to account for the allowance for bad debts and prepaid expenses not deductible until future periods for tax purposes. Deferred income taxes are comprised of the following at December 31:

	2008	2007
Deferred tax assets	$ 131,358	$ 72,436
Deferred tax liabilities	(399,083)	(55,985)
Total net deferred tax (liability) asset	$ (267,725)	$ 16,451

The Company has analyzed all material tax provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* and has determined that there are no tax benefits that should not be recognized as of December 31, 2008 or December 31, 2007. There are no unrecognized tax benefits that would affect the effective tax rates.

The Company classifies interest and penalties related to income tax as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2008 and 2007.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The Internal Revenue Service audits are final for tax years prior to 2004.

Supplemental Schedules

Clark Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

Net capital		$ 17,389,077
Total stockholder's equity		
Nonallowable assets and deductions:		
Other assets	$ 2,326,244	
Commissions receivable	416,266	
Total nonallowable assets and deductions		2,742,510
Net capital		$ 14,646,567
Computation of alternate net capital requirement		
Aggregate indebtedness		$ 5,286,401
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 352,426
Excess net capital		$ 14,294,141

Clark Securities, Inc.

Statement Regarding SEC Rule 17a-5(d)(4)

December 31, 2008

Differences between the computation of net capital included in this audited report and the corresponding schedule included in the Company's initial unaudited December 31, 2008, FOCUS report filed on January 26, 2009, are shown below. There were no material differences between the computation of net capital included in this audited report and the corresponding schedule included in the Company's amended unaudited December 31, 2008 FOCUS report filed on February 5, 2009.

Net capital per December 31, 2008, FOCUS report filed January 26, 2008	$ 13,211,860
Adjustment related to non allowable assets	1,434,707
Net capital included in this report	$ 14,646,567
Total aggregate indebtedness per December 31, 2008, FOCUS report filed January 26, 2008	$ 6,721,108
Adjustment related to allowable liabilities	(1,434,707)
Total aggregate indebtedness included in this report	$ 5,286,401
Excess net capital per December 31, 2008, FOCUS report filed January 26, 2008	$ 12,763,787
Adjustments related to the above changes	1,530,354
Excess net capital included in this report	$ 14,294,141

Clark Securities, Inc.

Computation for Determination of Reserve Requirements
for Broker and Dealers Pursuant to Rule 15c3-3

December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of 15c3-3.

Clark Securities, Inc.

Customer Protection – Reserve and Custody of Securities Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of 15c3-3.


Supplementary Report of Independent Registered Public
Accounting Firm on Internal Control Required by Rule 17a-5(g)(1)

The Board of Directors and Stockholder
Clark Securities, Inc.

In planning and performing our audit of the financial statements of Clark Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in conformity with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Des Moines, Iowa
February 14, 2009

Ernst & Young LLP

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

Clark Securities, Inc.
Years Ended December 31, 2008 and 2007
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

